UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report: July 22, 2009
(Date of earliest event reported)

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055

_____

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

**101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814**
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 22, 2009, Timberline Resources Corporation (the "Company") entered into an Operating Agreement with Highland Mining, LLC ("Highland") to form a 50/50 joint venture under the name Butte Highlands JV, LLC ("BHJV") for development and mining of the Company's Butte Highlands Gold Project. Under the terms of the operating agreement, the Company will contribute its Butte Highlands property to BHJV for a deemed value of $2 million, and Highland will contribute property and fund all future mine development costs. Both the Company's and Highland's share of costs will be paid out of proceeds from future mine production.

Ron Guill, a director of the Company and an owner of Highland, will be the manager of BHJV until such time as all mine development costs less $2 million are distributed to Highland. At that time, a management committee will be formed with equal representation from Highland and the Company. Under the terms of the Operating Agreement, Highland will have preferential rights with respect to distributions until the investment by the Company is deemed equal to the investment by Highland. The specific terms of the preference rights and other governance terms are a part of the Operating Agreement.

Item 7.01 Regulation FD Disclosure.

On July 27, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Forms Joint Venture Operating Company For Its Butte Highlands Gold Project." A copy of the press release is attached as Exhibit 99.2 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.2	Press Release of Timberline Resources Corporation dated July 27, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

Date: July 27, 2009

By: /s/ Randal L. Hardy
Randal L. Hardy
Chief Executive Officer, Chief Financial Officer
and Director

Exhibit 99.2

PRESS RELEASE

Timberline Completes Formation of Joint Venture Operating Company For Its Butte Highlands Gold Project

July 27, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex:TLR)** ("Timberline") announced today that it and Ron Guill have formed a joint venture operating company, Butte Highlands JV, LLC ("BHJV"), for the further exploration, development, and mining of its Butte Highlands Gold Project just south of Butte, Montana. Timberline also announced that it has finalized the Operating Agreement for the joint venture with Highland Mining, LLC ("Highland"), an affiliate of Small Mine Development, LLC ("SMD"), which is controlled by Mr. Guill, a Timberline Director.

Timberline and Highland have agreed that Highland will fund the development of the underground gold mine at Butte Highlands, and that SMD will perform all development activities to advance the project to production. Under terms of the agreement, Timberline will be carried to production by Highland, and both Timberline's and Highland's 50-percent share of costs will be paid out of proceeds from future mine production.

Development for the mine is expected to begin with the cutting of the mine portal following receipt of the company's exploration permit for a development ramp, additional drilling, and a 10,000 ton bulk sample for metallurgical testing. As recently announced, the Company has addressed all of the questions raised by the Montana Department of Environmental Quality with regards to its permit. The project remains on schedule, and there do not appear to be any unexpected impediments to its approval which is expected shortly.

Timberline CEO Randal Hardy stated, "We have developed a very close relationship with Ron Guill and SMD. Highland Mining was specifically formed by Mr. Guill to be the operating company of our gold project at Butte Highlands. Even prior to finalizing this agreement, we have been working closely together - advancing the permitting, the exploration programs, and the mine planning in preparation for beginning our development ramp later this summer. We have taken the next step and the pieces are all fitting nicely into place to move this project toward production."

Ron Guill added, "I am pleased to be partnering with Timberline in the advancement of the Butte Highlands Gold Project. Over the past several months, we have spent in excess of $750,000 advancing the exploration, permitting, engineering, and site preparation required prior to breaking ground. It's exciting for me and the team at SMD to have the opportunity to work on a project in which we have a substantial equity position. We look forward to advancing this project to production and view our partnership with Timberline as a model for working together on future projects."

The Butte Highlands Gold Project is located 15 miles south of Butte, Montana within a favorable geologic domain that has hosted several multi-million ounce gold deposits including Butte, Golden Sunlight, Montana Tunnels, and Virginia City. The property was extensively drilled by Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals in the 1980s and 1990s, and contains historic mineralization outlined by Orvana (not compliant with NI 43-101 or SEC Guide 7) exceeding 500,000 ounces of gold at a grade of nearly 0.30 ounces of gold per ton (oz/t). Past drilling highlights include gold intercepts of 50 feet of 0.65 oz/t, 31 feet of 1.06 oz/t, and 11.50 feet of 1.99 oz/t.

Timberline Resources Corporation has taken the complementary businesses of mining services and mineral exploration and combined them into a unique, forward-thinking investment vehicle that provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. Timberline has contract drilling subsidiaries in the western United States and Mexico and an exploration division focused on high-potential, district-scale gold projects. The Company has a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at the royalty-free Butte Highlands Gold Project, which is scheduled for development in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
John Swallow, Chairman
Phone: 208.664.4859